October 10, 2024

Ruairi Regan and Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: REI Capital Growth LLC

Amended Offering Statement on Form 1-A

Filed September 6, 2024

File No. 024-12441

Dear Mr. Regan and Ms. Howell,

We acknowledge receipt of your comments in your letter dated September 16, 2024 regarding the Offering Circular of REI Capital Growth LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A

Management's Discussion and Analysis of Financial Condition, page 30

1. We note you continue to include numerous references to the 8% to 9% annual returns in your offering statement and on your website. Please delete these statements, as previously requested in prior comment 2. Management must have a reasonable basis for all projections. Refer to section (b) of Part II of Form 1-A and Rule 175 under the Securities Act 1933. In light of your lack of operating history and the lack of factors upon which such projections may be formed, it continues to appear that you do not have a reasonable basis for these statements

The Company has revised its disclosure on pages 14 and 31-33 of the offering statement and on its website.

Prior Performance Summary, page 37

2. We note your disclosure referencing eight investment programs sponsored by Mr. Blair, yet you appear to have provided only Table V disclosure for one of those programs. Please provide an expanded prior performance narrative summary including the experience in the last ten years referenced in Section 8.A.1 of Industry Guide 5. Also, to the extent applicable, please provide Table IV disclosure for each of your completed programs in the most recent five years.

The Company has revised its disclosure to expand the prior performance narrative summary and to clarify that only one of its programs was completed in the most recent five years.

Thank you again for the opportunity to respond to your questions to the Offering Statement of REI Capital Growth LLC. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

Cc: Alan Blair, Chairman and Chief Executive Officer, REI Capital Growth LLC